Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

MEDICIS PHARMACEUTICAL CORPORATION,

VALEANT PHARMACEUTICALS INTERNATIONAL,

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

and

MERLIN MERGER SUB, INC.

Dated as of September 2, 2012

TABLE OF CONTENTS

		Page

ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger	1
1.2.	Closing	1
1.3.	Effective Time	2

ARTICLE II

Certificate of Incorporation and By-Laws of the Surviving Corporation

2.1.	The Certificate of Incorporation	3
2.2.	The By-Laws	3

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.	Directors and Officers	3

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect on Capital Stock	3
4.2.	Exchange of Certificates	4
4.3.	Treatment of Stock Plans	7
4.4.	Adjustments to Prevent Dilution	7

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company	8
5.2.	Representations and Warranties of Parent and Merger Sub	35

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ARTICLE VI

Covenants

6.1.	Interim Operations	38
6.2.	Acquisition Proposals	42
6.3.	Proxy Filing; Information Supplied	46
6.4.	Stockholders Meeting	47
6.5.	Filings; Other Actions; Notification	47
6.6.	Access and Reports	50
6.7.	Stock Exchange Delisting	51
6.8.	Publicity	51
6.9.	Employee Benefits	51
6.10.	Expenses	52
6.11.	Indemnification; Directors’ and Officers’ Insurance	53
6.12.	Indentures	55
6.13.	Other Actions by the Company	56
6.14.	Inspection; Cooperation	57
6.15.	Financing	58
6.16.	Location of Operations; Name of Surviving Corporation	60

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	60
7.2.	Conditions to Obligations of Parent and Merger Sub	60
7.3.	Conditions to Obligation of the Company	61

ARTICLE VIII

Termination

8.1.	Termination by Mutual Consent	62
8.2.	Termination by Either Parent or the Company	62
8.3.	Termination by the Company	62
8.4.	Termination by Parent	63
8.5.	Effect of Termination and Abandonment	63

ARTICLE IX

Miscellaneous and General

9.1.	Survival	65
9.2.	Modification or Amendment	65
9.3.	Waiver of Conditions	65

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9.4.	Counterparts	65
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	65
9.6.	Notices	67
9.7.	Entire Agreement	68

9.8.	No Third Party Beneficiaries	68
9.9.	Obligations of Parent and of the Company	69
9.10.	Definitions	69
9.11.	Severability	69
9.12.	Interpretation; Construction	69
9.13.	Assignment	70
9.14.	Parent Guarantee.	70

Annex A Defined Terms		A-1
Exhibit A Settlement Agreement

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of September 2, 2012, among Medicis Pharmaceutical Corporation, a Delaware corporation (the “Company”), Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), Merlin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”), and Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Parent Holdco”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, 21st Floor, Los Angeles, California, at 9:00 A.M. on the fourth (4th) business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the second (2nd) business day following the final day of the Marketing Period, unless Parent shall request an earlier date on two (2) business days prior written notice (but, subject in such case, to the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions which by their terms cannot be satisfied until the Closing Date, which shall be required to be so satisfied or waived on Parent’s requested Closing Date)). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York. “Marketing Period” shall mean the first period of twenty (20) consecutive calendar days, commencing not less than two (2) days after the delivery of the Required Information, throughout which (a) Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 6.14; provided that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within four (4) business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); for the avoidance of doubt, the Marketing Period shall begin when the Company has provided such information and (b) prior to the completion of such twenty (20) consecutive calendar day period, Ernst & Young LLP shall not have withdrawn or qualified its audit opinion with respect to any of the Required Information; provided, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing or the Bond Financing, as applicable, is consummated, and, for purposes of such Marketing Period (i) the days from and including November 21, 2012 through November 25, 2012 shall not be considered calendar days and (ii) if such period has not ended prior to December 20, 2012, such period shall be deemed not to have commenced until January 2, 2013.

1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and By-Laws

of the Surviving Corporation

2.1. The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to be identical to the certificate of incorporation of Merger Sub, until thereafter amended as provided therein or by applicable Law (as defined in Section 5.1(i)).

2.2. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1. Directors and Officers. The parties hereto shall take all actions necessary so that (a) the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws and (b) the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the Class A Common Stock, par value $0.014 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent Holdco, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent Holdco and Shares owned by the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive $44.00 per Share (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares and each non-certificated share represented by book entry (a “Book Entry Share”) (other than, in each case, Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(f) and the DGCL.

(c) Merger Sub. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Exchange of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. No investment of the funds shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article IV, and following any net losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the applicable holders of Shares immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the funds. No investment of the funds shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates and Book Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) or Book Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) or Book Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) or Book Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax (as defined in Section 5.1(o)) withholdings as provided in Section 4.2(g)) equal to (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) or Book Entry Shares multiplied by (B) the Per Share Merger Consideration and the Certificate or Book Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate or Book Entry Shares may be issued to such transferee if the Certificate or Book Entry Shares formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate or Book Entry Shares is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates) or Book Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other

Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)(i)) or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax (as defined in Section 5.1(o)) Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be. Parent, the Surviving Corporation or the Paying Agent, as applicable, shall provide commercially reasonable notice to each applicable holder of Shares upon becoming aware of any such withholding obligation and shall cooperate with such holder to the extent reasonable to obtain reduction of or relief from such deduction and withholding.

4.3. Treatment of Stock Plans.

(a) Treatment of Options. Each option to purchase Shares granted under the Stock Plans (as defined in Section 5.1(b)(i)) (a “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and shall only entitle the holder thereof to receive, within eight (8) days following the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to the Company Option multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, each Company Option that has an exercise price that equals or exceeds the Per Share Merger Consideration shall be cancelled and shall cease to exist without receiving any payment.

(b) Treatment of Stock Appreciation Rights. Each stock appreciation right relating to Shares granted under the Stock Plans (a “Company SAR”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and shall only entitle the holder thereof to receive, within eight (8) days following the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to the Company SAR multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company SAR less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, each Company SAR that has an exercise price that equals or exceeds the Per Share Merger Consideration shall be cancelled and shall cease to exist without receiving any payment.

(c) Treatment of Restricted Shares. Each Share that is subject to restrictions and that was granted under the Stock Plans (a “Company Restricted Share”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall only entitle the holder thereof to receive the Per Share Merger Consideration under Section 4.1(a) less applicable Taxes required to be withheld.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 4.3(a), 4.3(b) and 4.3(c). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company SARs or Company Restricted Shares.

4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports (as defined below) filed with the SEC since January 1, 2011 and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections of the disclosure schedule delivered to Parent by the Company immediately prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent (and only to the extent) that the relevance of such item is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries (as defined below) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect (as defined below). The Company has delivered to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.
Section 5.1(a) of the Company Disclosure Schedule contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Company Material Adverse Effect” means any material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Company Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or any foreign jurisdiction;

(B) changes that are the result of factors generally affecting the pharmaceutical industry;

(C) changes in United States generally accepted accounting principles (“GAAP”);

(D) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement;

(E) any general regulatory, legislative or political conditions or securities, credit, financial or other capital market conditions, in each case in the United States or any foreign jurisdiction;

(F) changes in Law, including rules, regulations and administrative policies of the FDA or interpretations thereof, in each case of general applicability;

(G) any legal proceedings made or brought by any of the current or former securityholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated hereby;

(H) earthquakes, hurricanes, tornados or other natural disasters;

(I) a decline in the price of the Shares on the New York Stock Exchange (“NYSE”), provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;

(J) the announcement or pendency of this Agreement or the transactions contemplated hereby, including the effect on employees, customers, suppliers, distributors and collaboration partners;

(K) any failure by the Company to meet any estimates of revenues or earnings or other financial or operating metrics (whether such projections were made by the Company or independent third parties) for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(L) the approval or disapproval by, or the delay of a determination of approval or disapproval by, the FDA or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to the Company Products; and

(M) any action expressly required to be taken or not taken with the consent of Parent or pursuant to or in accordance with this Agreement;

provided, further, that, with respect to clauses (A), (B), (C), (D), (E) and (F), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating to) the Company and its Subsidiaries or (ii) have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies of similar size operating in the pharmaceutical industry.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 150,000,000 Shares, 1,000,000 shares of Class B Common Stock, par value $0.014 per share (“Class B Shares”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Shares”). As of the close of business on the day immediately preceding the date of this Agreement, 56,303,812 Shares were outstanding, and no Class B Shares or Preferred Shares were outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than (i) 4,281,311 Shares reserved for issuance under the Company’s 1992 Stock Option Plan, 1995 Stock Option Plan, 1996 Stock Option Plan, 1998 Stock Option Plan, 2001 Senior Executive Restricted Stock Plan, 2002 Stock Option Plan, 2004 Stock Incentive Plan and Amended and Restated 2006 Incentive Award Plan (the “Stock Plans”), (ii) 5,819,701 Shares issuable upon conversion of (A) the Company’s 2.5% Contingent Convertible Senior Notes due 2032, (B) the Company’s 1.5% Contingent Convertible Senior Notes due 2033 and (C) the Company’s 1.375% Convertible Senior Notes due 2017 (collectively, the “Convertible Senior Notes”), and (iii) 1,000,000 shares of Series A Junior Participating Preference Stock, par value $0.01, per Share reserved under the Amended and Restated Rights Agreement, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent, dated August 17, 2005 (the “Rights Agreement”), the Company has no Shares, Class B Shares or Preferred Shares reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Schedule sets forth the conversion rate for each series of Convertible Senior Notes. Section 5.1(b)(i) of the Company Disclosure Schedule contains a correct and complete list as of the date hereof of Company Options, Company SARs, Company Restricted Shares and any other equity-based awards granted under the Stock Plans, including the holder, date of grant, term, number of Shares and, where applicable, exercise price and vesting schedule. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above and except for the rights (the “Rights”) that have been issued pursuant to the Rights Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth (A) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (B) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(iii) Each Company Option and Company SAR (A) was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee actually awarded such Company Option or Company SAR, as applicable, (D) qualifies for the tax and accounting treatment afforded to such Company Option or Company SAR, as applicable, in the Company’s Tax Returns (as defined in Section 5.1(o)) and the

Company Reports, respectively and (E) does not violate the requirements of Section 409A of the Code.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub), subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption and (C) received the opinion of its financial advisor, Deutsche Bank Securities Inc., to the effect that, as of the date hereof, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares other than Parent Holdco and its Subsidiaries.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices pursuant to Section 1.3 and under the HSR Act, the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in definitive form (the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on the Company Products (as defined in Section 5.1(d)(iii)) or any other assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) in each case, that would be binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of the Company or any of its Subsidiaries under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Section 5.1(d)(ii) of the Company Disclosure Schedule sets forth a correct and complete list of Material Contracts (as defined in Section 5.1(j)(i)) pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exceptions set forth with respect to clauses (B) and (C) above).

(iii) None of the Company or any of its Subsidiaries is a party to or bound by any non-competition Contract or other Contract, in each case, that purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage, including the development, commercialization, manufacture, marketing, sale or distribution of any Company Product that is material or would be reasonably be expected to become material to the Company or any of its Subsidiaries, or the manner or locations in which any of them may so engage in any business with respect to the Company Products. As used in this Agreement, (A) the term “Products” means all “drugs” and “devices” as those terms are defined in Section 201 of the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), including all biological, pharmaceutical and drug candidates, compounds or products, and (B) the term “Company Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any of its Subsidiaries and all Products with respect to which the Company or any of its Subsidiaries has royalty rights.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2011 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). The Company has made available to Parent true, complete and unredacted copies of the Company Reports filed or furnished prior to the date of this Agreement, in each case to the extent not publicly filed in unredacted form. Each of the Company Reports, at the time of its filing or being furnished (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate,” when used with respect to any party, shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed and maintained to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. To the knowledge of the Company, since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, the consolidated financial position of the Company and its consolidated Subsidiaries in all material respects, as of its date and each of the consolidated statements of income, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, accumulated earnings (or losses) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2011, (i) the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices, (ii) there has not been any circumstance, occurrence or development which, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect and (iii) there has not been any action taken by the Company or its Subsidiaries that would have required the consent of Parent pursuant to Sections 6.1(a)(iii), (vii), (viii), (ix), (x), (xii), (xiii), (xiv), (xv) or (xvii) if such action had been taken after the date of this Agreement or any agreement to take any such actions.

(g) Litigation and Liabilities.

(i) (A) There are no pending, or, to the knowledge of the Company, threatened, suits, claims, hearings, arbitrations, investigations or other proceedings (each, an “Action”) before any Governmental Entity to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Entity against or involving the Company or its Subsidiaries, and (B) the Company is not subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Entity, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Company or any of its Subsidiaries.

(ii) There are no material obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than:

(A) obligations or liabilities to the extent (I) reflected on the consolidated balance sheet of the Company, (II) readily apparent in the notes thereto or (III) included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012;

(B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2012; or

(C) liabilities arising from contractual arrangements entered into in the ordinary course of business, including obligations with respect to employment agreements (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law).

(h) Employee Benefits.

(i) All benefit and compensation plans, contracts, agreements or policies covering current or former U.S. employees of the Company and its Subsidiaries, current or former U.S. directors of the Company and its Subsidiaries and current or former U.S. consultants of the Company and its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, change of control, retention, gross-up, stock option, stock purchase, stock appreciation right, stock-based, incentive, bonus, supplemental retirement and any profit sharing plans and agreements (the “Benefit Plans”), in each case, that are material are listed on Section 5.1(h)(i) of the Company Disclosure Schedule. True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Schedule, including, to the extent applicable, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto have been made available to Parent.

(ii) Each Benefit Plan was established and has been maintained and administered in compliance in all material respects with the terms thereof and the applicable requirements of ERISA, the Code and other applicable Law. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) with respect to its qualified status under Section 401(a) of the Code or has pending or has time remaining in which to file an application for such determination from the IRS (or the Company and its Subsidiaries are entitled to rely on a favorable opinion or advisory letter issued by the IRS in accordance with Revenue Procedure 2005-16 with respect to the qualified status of the plan document), and, to the knowledge of the Company, there is no fact or circumstance that exists that would, individually or in the aggregate, reasonably be likely to give rise to the revocation of such qualified status.

(iii) All contributions required to be made under each Benefit Plan, as of the date of this Agreement have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty in a material amount imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(iv) Neither the Company, any of its Subsidiaries nor any other entity which is a member of the same “controlled group” as the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code maintains or contributes to or has within the past six complete calendar years maintained or contributed to or been required to contribute to, and no Benefit Plan is, a “multiemployer plan” (as defined in Section 3(37) of ERISA), a multiple employer plan (within the meaning of Section 4063 of ERISA or Section 413(c) of the Code) or an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA.

(v) Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or local Law, neither the Company nor any of its Subsidiaries is obligated to provide any retiree health or life insurance benefits to any employee or former employees of the Company or any of its Subsidiaries.

(vi) Excluding non-material routine claims for benefits, there is no action, suit, audit, claim, proceeding or, to the knowledge of the Company, investigation pending against or involving or threatened against any Benefit Plan before any court or arbitrator or any Governmental Entity, or federal, state or local official that would, individually or in the aggregate, reasonably be likely to subject the Company or any of its Subsidiaries to a material liability.

(vii) Except for the cash-out of equity compensation awards under Section 4.3, none of the execution of this Agreement, the stockholder adoption of this Agreement or the consummation of the transactions contemplated hereby, will (whether alone or in connection with any other event(s)) (A) entitle any employee of the Company or any of its Subsidiaries to severance pay or any increase in severance pay (or other compensation or benefits) upon any termination of employment, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, or materially increase the amount payable under any of the Benefit Plans or result in any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or any of its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent or any of its Subsidiaries, to merge, amend or terminate any of the Benefit Plans, (D) result in payments under any of the Benefit Plans or otherwise which would constitute an “excess parachute payment” within the meaning of Section 280G of the Code or would disqualify any amount from being qualified performance-based compensation within the meaning of Section 162(m) of the Code; or (E) result in any material breach or other material violation of or under any employment agreement, or any other labor-related agreement concerning the employees of the Company or to which any of the Company or any of its Subsidiaries is a party or by which any such entity is bound.

(viii) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent plan year.

(ix) No Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided amounts subject to excise or additional taxes imposed under Section 4999 of the Code.

(x) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder in all material respects.

(xi) No Benefit Plan or other agreement provides any person with any amount of additional compensation or tax gross-up payment if such individual is provided amounts subject to excise or additional federal income taxes imposed under Section 409A of the Code or the California income tax equivalent.

(xii) Each Benefit Plan can be amended, terminated or otherwise discontinued (except with respect to accrued obligations under each respective Benefit Plan) after the Effective Time in accordance with its terms without material liabilities to Parent, the Company or any of its Subsidiaries other than ordinary administration expenses typically incurred in a termination event.

(xiii) With respect to each material scheme or arrangement mandated by a government other than the United States and with respect to each Benefit Plan that is subject to the Laws of the jurisdiction outside of the United States (a “Foreign Benefit Plan”), the Company and its Subsidiaries have no material unfunded or underfunded liabilities for each such Foreign Benefit Plan that provides for pension or retiree welfare benefits. Each Foreign Benefit Plan which, under the Laws of any jurisdiction outside of the United States, is required to be registered or approved by any governmental entity or agency, has been so registered and approved and has been maintained in good standing in all material respects with applicable governmental entities or agencies, and if intended to qualify for special tax treatment, meets all requirements for such treatment in all material respects.

(i) Compliance with Laws; Licenses. Since January 1, 2011, the Company and its Subsidiaries have been and are in compliance in all material respects with all applicable federal, state, local or foreign laws, statutes or ordinances, common law, or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards and agency requirements (collectively, “Laws”), and all material licenses, permits, certificates, approvals, registrations, consents, authorizations, franchises, variances, and exemptions necessary for the Company or any such Subsidiary to own, lease and operate its properties or other assets and to carry on its respective business (the “Company Permits”) and all such Company Permits are valid, and in full force and effect of any Governmental Entity, including, as applicable: (i) the FDCA, including the rules and regulations promulgated thereunder and the Public Health Service

Act of 1944, as amended (the “PHSA”) and the regulations of the United States Food and Drug Administration (“FDA”) promulgated thereunder; (ii) federal Medicare and Medicaid statutes and comparable state or local statutes or regulations; (iii) the Food and Drugs Act, as amended (the “Food and Drugs Act”), and the Controlled Drugs and Substances Act, as amended (the “CDSA”), including the rules and regulations promulgated thereunder; (iv) all other Laws governing the marketing, sale, pricing, price reporting, and reimbursement of prescription drug products; (v) federal Anti-Kickback Statute (42 U.S.C. §1320a–7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a–7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et. seq., and any comparable state, local or foreign Laws) and (vi) the Laws of any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of the Company Products. Each of the Company and its Subsidiaries holds all Company Permits. To the knowledge of the Company, none of the Company Permits is being revoked. This Section 5.1(i) does not address environmental matters, tax matters or labor and employee benefits matters which are the subject of specific representations and warranties in this Section 5.1.

(j) Material Contracts.

(i) Section 5.1(j) of the Company Disclosure Schedule sets forth a true and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound as of the date hereof (such Contracts being the “Material Contracts”):

(A) each Contract or series of related Contracts that (I) involved or involves payment by the Company or any of its Subsidiaries of consideration of more than $10,000,000 in the aggregate over the term of such Contract and cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to date) or (II) has continuing obligations, rights or interests relating to the research, development, clinical trial, distribution, supply, service, material transfer, manufacture, marketing or co-promotion of, or collaboration with respect to, any Company Product or any compounds, therapeutic area, class of drugs or mechanism of action or interests involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any Company Product, in each case, involving consideration of more than $10,000,000 in the aggregate over the term of such Contract;

(B) each Contract requiring payments to the Company or any of its Subsidiaries in excess of $5,000,000 per year;

(C) each Contract or series of related Contracts evidencing indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $5,000,000;

(D) each Contract with any Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) involving payments in excess of $5,000,000 per year;

(E) each non-competition or other Contract that limits or purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage, including the development and commercialization of the Company Products that are material or would be reasonably be expected to become material to the Company or any of its Subsidiaries or any compounds, therapeutic area, class of drugs or mechanism of action, or the manner or geographic areas in which any of them may so engage in any business or which grant “most favored nation” status, in each case other than exclusive grants of rights under Contracts described in Section 5.1(j)(i)(A);

(F) each Contract between or among the Company or any of its Subsidiaries, on one hand, and any director, officer, stockholder holding five (5) percent or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person, on the other hand;

(G) each Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, whether or not previously filed;

(H) each Contract: (I) pursuant to which a third party has granted to the Company or any of its Subsidiaries a right to use, practice under or sublicense, or a covenant not to sue under, any Intellectual Property Rights that are material to the conduct of business of the Company or any of its Subsidiaries, other than any non-exclusive license for off-the-shelf software that is generally available on a commercial basis; (II) pursuant to which the Company or any of its Subsidiaries has granted a third party a right to use, practice under or sublicense, or a covenant not to sue under, any material Owned Intellectual Property (as defined in Section 5.1(q)(xi)) that are material to the conduct of business of the Company or any of its Subsidiaries; (III) pursuant to which a Governmental Entity has provided or committed to provide to the Company or its Subsidiaries funding for purposes of the creation or development of material Intellectual Property Rights; or (IV) pursuant to which the Company or any of its Subsidiaries’ has granted a third party a current or contingent right (including options or rights of first refusal) to acquire ownership of any material Owned Intellectual Property;

(I) each Real Property Lease and each Personal Property Lease (each as defined in Section 5.1(k)(i)); and

(J) all Contracts providing for indemnification by the Company or any of its Subsidiaries of any Person that would reasonably be expected to be material to the Company or any of its Subsidiaries.

(ii) All Material Contracts are valid and binding on the Company and/or the relevant Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, each other party thereto, and are in full force and effect. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party, is in material violation of or in material default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound. No party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Material Contract and none of the Company or any of its Subsidiaries, and to the knowledge of the Company, no other party to any Material Contract, has repudiated in writing any material provision thereof, except, in each case, as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(iii) A true, complete and unredacted copy of each Material Contract, together with all amendments and supplements thereto, has been made available to Parent.

(iv) To the knowledge of the Company, none of the Company or any of its Subsidiaries has entered into a Contract with a Specially Designated National or Blocked Person as defined by the Office of Foreign Asset Control of the United States Department of the Treasury.

(k) Properties.

(i) Each of the Company and its Subsidiaries has (A) good and valid title in all material respects to all of the properties and assets reflected as owned on the most recent balance sheet of the Company contained in the Company Reports, except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet, free and clear of any Liens, except for Permitted Liens (as defined below), and (B) a valid leasehold interest or other comparable Contract of use in all properties and assets included on such balance sheet that are leased by the Company or any such Subsidiary, except for such leases terminated in the ordinary course of business consistent with past practice since the date of such balance sheet, free and clear of any Liens, except for Permitted Liens. The assets of the Company and its Subsidiaries and any assets leased or licensed by the Company and its Subsidiaries constitute as of the date of this Agreement, and will constitute as of the Closing (except for assets sold or disposed of in the ordinary course of business consistent with past practice and otherwise in accordance with this Agreement), all of the material assets, rights and properties, tangible and intangible, real or personal, which are necessary for the operation of the business of the Company and its Subsidiaries, as presently operated. For purposes of this Agreement, (I) “Real Property Leases” shall mean all Contracts for real property leased, subleased, licensed or otherwise conveyed to the Company or any of its Subsidiaries involving annual payments in excess of $2,500,000 (which leases are set forth in Section 5.1(k) of the Company Disclosure Schedule); (II) “Personal Property Leases” shall mean all Contracts for personal property leased, subleased, licensed or otherwise conveyed to the Company or any of its Subsidiaries involving annual payments in excess of $5,000,000 (which leases are identified on Section 5.1(k) of the Company Disclosure Schedule); (III) “Owned Real Properties” shall mean all real property owned by the Company or any of its Subsidiaries (which property is identified on Section 5.1(k) of the Company Disclosure Schedule); and (IV) “Permitted Liens” shall mean (1) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business that are not yet due and payable; (2) pledges or deposits made in the ordinary course of business; (3) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business that are not yet due and payable; (4) in the case of real property, matters that would be disclosed by an accurate survey or inspection of such real property; (5) matters of record or registered Liens affecting title to any asset; (6) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities; (6) statutory Liens of landlords for amounts that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (7) Liens arising under conditional sales contracts and requirements leases with third parties entered into in the ordinary course of business; and (8) defects, irregularities or imperfections of title and similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice, and in each of clauses (1) through (8) do not individually or in the aggregate materially detract from the value of the related assets or properties or materially impair the continued use thereof in the operation of such business.

(ii) Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to each of the Owned Real Properties, free and clear of all Liens other than Permitted Liens. To the knowledge of the Company, each lease pursuant to which the Company or any of its Subsidiaries leases all or a portion of any Owned Real Property to a third party is valid, binding and in full force and effect and all rent and other sums and charges payable to the Company and its Subsidiaries as landlords thereunder are current in all material respects. No termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the tenant thereunder, exists under any such lease.

(iii) (A) All Personal Property Leases and Real Property Leases are valid and binding on the Company or the applicable Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, (B) all Personal Property Leases and Real Property Leases are in full force and effect, (C) each of the Company and its Subsidiaries has performed in all material respects all obligations required to be performed by it under the Personal Property Leases and Real Property Leases and (D) to the knowledge of the Company, each other party to a Real Property Lease or Personal Property Lease has performed in all material respects all obligations required to be performed by it under such Real Property Lease or Personal Property Lease.

(iv) No lessor under any Real Property Lease has given any written notice to the Company or any of its Subsidiaries, or, to the knowledge of the Company, any oral notice, for the purpose of terminating or threatening to terminate any right of first refusal (or right of first offer) to lease or purchase any lease expansion right or any similar right now existing under the Real Property Leases. There are no sublessors under any of the Real Property Leases.

(l) Regulatory Matters.

(i) (A) Each of the Company and its Subsidiaries holds all material authorizations under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, the Food and Drugs Act, the CDSA, and the regulations of Health Canada promulgated thereunder, the requirements of the European Medicines Agency and any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy, manufacturing, distribution, sale, import or export of the Company Products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any of its Subsidiaries as currently conducted and the testing, manufacturing, sale or distribution, as applicable, of each of the Company Products (the “Company Regulatory Permits”) and (B) all such Company Regulatory Permits are valid and in full force and effect. Since January 1, 2011, there has not occurred any violation of, default under, or event giving any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Regulatory Permit, that would prohibit or impede the sale of any Company Product currently manufactured and/or sold by the Company or any of its Subsidiaries into any market. Since January 1, 2011, no event has occurred that, to the knowledge of the Company, would reasonably be expected to result in a penalty under or the revocation, cancellation, non-renewal or adverse modification of, any Company Regulatory Permit, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2011, to the knowledge of the Company, all pre-clinical and clinical investigations conducted or sponsored by each of the Company or any of its Subsidiaries have been and, if still pending, are being conducted in compliance in all material respects with all applicable Laws administered or issued by the applicable Company Regulatory Agency, including (A) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (B) FDA regulations for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, (C) Division 5 of the Food and Drug Regulations regarding Drugs for Clinical Trials Involving Human Subjects, and (D) material Laws restricting the collection, use and disclosure of individually identifiable health information and personal information.

(iii) Since January 1, 2011, none of the Company or any of its Subsidiaries has received any material written information from the FDA or any other Company Regulatory Agency which would reasonably be expected to lead to the denial of any application for marketing approval currently pending before the FDA or any other Company Regulatory Agency.

(iv) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company or any of its Subsidiaries have been so filed, maintained or furnished. To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries is the subject of any pending, or, to the knowledge of the Company, threatened investigation in respect of the Company or the Company Products by the FDA or any other Company Regulatory Agency pursuant to the FDA’s policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct that could result in a material debarment mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that could result in a material exclusion from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(v) To the knowledge of the Company, the development, manufacture, testing, distribution, and marketing of each Company Product or, as applicable, Company Product candidate that is or since January 1, 2011 has been developed, manufactured, tested, distributed or marketed is being, and since January 1, 2011 has been, conducted in compliance in all material respects with the FDCA and the regulations of the FDA promulgated thereunder, the Food and Drugs Act, the CDSA and the regulations of Health Canada promulgated thereunder, or any similar Law in any foreign jurisdiction including those relating to investigational use, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of reports. There is no action or proceeding pending or, to the knowledge of the Company, threatened by any Company Regulatory Agency, including any prosecution, injunction, seizure, civil fine, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of its Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.

(vi) Since January 1, 2011, each of the Company and its Subsidiaries have neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product. To the knowledge of the Company, there are no facts which are reasonably likely to cause (A) the recall, market withdrawal or replacement of any Company Product sold by the Company or any of its Subsidiaries, (B) a material change in the labeling of any such Company Products, or (C) a termination or suspension of the marketing of such Company Products.

(vii) Since January 1, 2011, neither the Company nor any of its Subsidiaries has received any written notice that the FDA, Health Canada or any other Company Regulatory Agency has commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Company Product sold by the Company or any of its Subsidiaries.

(viii) Since January 1, 2011, none of the Company or any of its Subsidiaries has received any written notice from the FDA, Health Canada or any other Company Regulatory Agency alleging material violations of advertising or marketing Laws with respect to a Company Product or a material negative change in reimbursement status of a Company Product.

(ix) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no Company Product manufactured or distributed by the Company or any of its Subsidiaries is (A) adulterated within the meaning of 21 U.S.C. § 351 (or any similar Law) or (B) misbranded within the meaning of 21 U.S.C. § 352 (or any similar Law).

(m) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(n) Environmental Matters. (i) Except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) neither the Company nor any of its Subsidiaries is subject to any liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has received any notice, demand or letter alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (vii) to the knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law. The Company has made available to Parent copies of all material environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to the Company or its Subsidiaries or their respective current and former properties or operations.

As used herein, the term “Environmental Law” means any federal, state, local or foreign statute, Law, regulation, order, decree, permit, authorization or requirement of any Governmental Entity relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect or (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon.

(o) Taxes.

(i) All material Tax Returns that are required to be filed (taking into account any valid extensions of time within which to file such Tax Returns) by or with respect to the Company and its Subsidiaries have been timely filed, and all such Tax Returns are true and complete in all material respects.

(ii) All material Taxes required to be paid by the Company or any of its Subsidiaries have been timely paid in full.

(iii) No waivers of statutes of limitations have been given by or requested with respect to any of the Company’s or its Subsidiaries’ material Taxes for any open Tax year.

(iv) Neither the Company nor any of its Subsidiaries shall be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing Date.

(v) Since January 1, 2007, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated U.S. federal income tax returns, a group of which the Company was the common parent.

(vi) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries, and no such agreement or ruling has been applied for and is currently pending.

(vii) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code within the past two years.

(viii) No audit or other administrative or court proceedings are pending with any Taxing authority with respect to any material Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received by the Company or any of its Subsidiaries.

(ix) No written claim that could give rise to material Taxes has been made to the Company or any of its Subsidiaries within the previous five years by a Taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax returns that it or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(x) The Company has delivered to Parent correct and complete copies of (A) all income and franchise Tax Returns of it and its Subsidiaries for the preceding three taxable years and (B) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income or franchise Taxes of it and its Subsidiaries.

(xi) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” (other than a “loss transaction” or a “transaction of interest”) within the meaning of Treasury Regulation Section 1.6011-4(b). The Company and its Subsidiaries have complied in all material respects with all applicable information reporting and withholding requirements.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes, including any amendments thereof.

(p) Labor Matters.

(i) No work stoppage or labor strike against the Company or any of its Subsidiaries by employees is pending or, to the knowledge of the Company, threatened. None of the Company or any of its Subsidiaries is delinquent in material payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. The Company and each of its Subsidiaries are in compliance, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy and wages and hours. None of the Company or any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Company or any of its Subsidiaries (other than routine payments to be made in the ordinary course of business consistent with past practice). To the knowledge of the Company, there are no material pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long-term disability and none of the Company or any of its Subsidiaries is subject to, is a party to, or has been threatened with any action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Entity, charge or lawsuit relating to labor or employment matters involving any current or former employees or consultants of the Company or any of its Subsidiaries, including matters involving labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours, in each case, that would reasonably be likely to subject the Company or any of its Subsidiaries to a material liability.

(ii) To the knowledge of the Company, there are no controversies pending or threatened, between the Company or any of its Subsidiaries and any of their respective current or former employees or consultants, which controversies have or would reasonably be expected to result in an action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Entity, charge or lawsuit.

(iii) None of the Company or any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, is there a material representation question in respect of any of the employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by any labor union or labor organization.

(iv) There is no pending or, to the knowledge of the Company, threatened claim, lawsuit, audit, investigation or arbitration that has been asserted or instituted against the Company or any of its Subsidiaries by any Governmental Entity or any individual relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant), in each case, that would reasonably be likely to subject the Company or any of its Subsidiaries to a material liability.

(v) Within the last three (3) years, neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(q) Intellectual Property.

(i) To the Knowledge of the Company, the Company and its Subsidiaries own or have the right to use all Intellectual Property Rights used in or necessary for (A) the respective businesses of the Company or its Subsidiaries as currently conducted, and (B) the products or product candidates that are currently in clinical development or being formulated, manufactured, marketed, or sold by the Company or its Subsidiaries, and, in each case will be owned or available for use, following the consummation of the transactions contemplated by this Agreement, on the same terms as they were owned or available for use by the Company or its Subsidiaries immediately prior to the Closing Date.

(ii) Section 5.1(q)(ii) of the Company Disclosure Schedule sets forth a true and complete list of all material Owned Intellectual Property that is Registered (collectively, the “Registered Intellectual Property”), indicating for each Registered item the registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an Internet domain name, the applicable domain name registrar). All assignments of Registered Intellectual Property that is owned by the Company to the Company or any Subsidiary have been properly executed and recorded. There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked with respect to any Patents included in the Registered Intellectual Property that is owned by the Company (or to the Knowledge of the Company, with respect to any other Patents included in the Registered Intellectual Property), or to the Knowledge of the Company, threatened.

(iii) The Company and its Subsidiaries own exclusively (beneficially, and of record where applicable) all Intellectual Property Rights that the Company and its Subsidiaries own or purport to own (including the Registered Intellectual Property that is owned by the Company), free and clear of all Liens (other than Permitted Liens).

(iv) The Owned Intellectual Property that is owned by the Company (and to the Knowledge of the Company, all other Owned Intellectual Property) is subsisting, and to the Knowledge of the Company, the issued or granted Owned Intellectual Property is valid and enforceable. The Owned Intellectual Property that is owned by the Company (and to the Knowledge of the Company, all other Owned Intellectual Property) is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of such Owned Intellectual Property or its or their rights to such Owned Intellectual Property. There has been no claim, action, suit, proceeding or investigation pending or, to the Company’s Knowledge, threatened between January 1, 2009 and the date of this Agreement against the Company or its Subsidiaries concerning the ownership, validity, registerability or enforceability of any Owned Intellectual Property that is owned by the Company (or to the Knowledge of the Company, any other Owned Intellectual Property).

(v) To the Knowledge of the Company, neither the conduct of the respective businesses of the Company or its Subsidiaries as currently conducted, nor the making, use, import, offer for sale or other disposition of any current product or service of the Company or its Subsidiaries infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated during the six year period immediately preceding the date of this Agreement, any Intellectual Property Rights of any third party. There has been no claim, action, suit, proceeding or investigation pending or, to the Company’s Knowledge, threatened (including “cease and desist” letters and written invitations to take a patent license), against the Company or its Subsidiaries between October 1, 2009 and the date of this Agreement, alleging that the conduct of the respective businesses of the Company or its Subsidiaries, or any product or service of the Company or its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party.

(vi) To the Company’s Knowledge, no third party is infringing, misappropriating or violating any Owned Intellectual Property. During the six year period immediately preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has asserted or, to the Company’s Knowledge, threatened, a claim, action, suit, proceeding or investigation (including “cease and desist” letters and written invitations to take a patent license) against any third party alleging infringement, misappropriation or violation of any Owned Intellectual Property.

(vii) The Company and its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Proprietary Information that is owned, used or held by the Company or its Subsidiaries, and, to the Company’s Knowledge, such Proprietary Information has not been used, disclosed to or discovered by any Person except pursuant to written, valid and appropriate non-disclosure and/or license agreements which have not been breached.

(viii) The Company and each of its Subsidiaries have obtained from all parties (including current or former employees, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, the Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries written, valid and enforceable assignments of any work, invention, improvement or other rights to the Company or its Subsidiaries.

(ix) The Company and its Subsidiaries have neither sought, applied for nor received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the development or commercialization of any current or planned product or services of the Company or its Subsidiaries, or any facilities, equipment or materials used in connection therewith.

(x) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business and have not materially malfunctioned or failed within the past two years in a manner that has had a material impact on the business of the Company and its Subsidiaries. To the Company’s Knowledge, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

(xi) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property Rights” means all intangible rights protecting (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other forms of trade identity and other indicia of origin, all applications and registrations for the foregoing and all renewals of same, and all goodwill associated with the foregoing and symbolized thereby; (B) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor (including utility and design patents, industrial designs and utility models), including divisions, continuations, continuations-in-part, renewal applications, renewals, substitutions, reexaminations, extensions and reissues (collectively, “Patents”); (C) confidential information, trade secrets and know-how, including ideas, processes, methods, business methods, materials, compositions of matter, schematics, models, designs, compositions, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Proprietary Information”); (D) rights in published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions; and (E) all other intellectual property, industrial or similar proprietary rights.

“IT Assets” means the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means, for purposes of this Section 5.1(q), the actual knowledge of the officers of the Company having responsibility for matters relating to Intellectual Property Rights, after due inquiry of his or her direct reports, but without conducting any other special search or other inquiry.

“Owned Intellectual Property” means all Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(r) Insurance. Section 5.1(r) of the Company Disclosure Schedule sets forth a list of each material current insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (“Insurance Policies”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Insurance Policy is in full force and effect and none of the Company or any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any Insurance Policy, and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any Insurance Policy.

(s) Certain Business Practices. To the knowledge of the Company, none of the Company, any of its Affiliates or any of their respective directors, officers, employees, consultants, sales representatives, distributors or agents, in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated any applicable money laundering or anti-terrorism Law. To the knowledge of the Company, the Company and its Affiliates and their respective directors, officers, employees and, to the knowledge of the Company, consultants, sales representatives, distributors, agents and business partners have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.). In this regard, to the knowledge of the Company, the Company and its Affiliates and their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners, in such capacity and on behalf of the Company, have not given, offered, agreed or promised to give, or authorized the giving directly or indirectly, of any money or other thing of value to anyone as an inducement or reward for favorable action or forbearance from action or the exercise of influence.

(t) Rights Agreement. The board of directors of the Company has taken all necessary action, to the reasonable satisfaction of Parent, to render the Rights Agreement inapplicable to the Merger and the other transactions contemplated hereby.

(u) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Deutsche Bank Securities Inc. and Roberts Mitani, LLC as financial advisors. The Company has delivered to Parent a complete and accurate copy of all agreements pursuant to which Deutsche Bank Securities Inc. and Roberts Mitani, LLC are entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(v) Information Supplied. None of the information included or incorporated by reference in the Proxy Statement (other than information supplied by a third party in writing expressly for inclusion therein) will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(w) No Other Representations or Warranties. Except for the representations and warranties in this Section 5.1, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections of the disclosure schedule delivered to the Company by Parent immediately prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent (and only to the extent) that the relevance of such item is reasonably apparent from the face of such disclosure), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, other than the filings and/or notices pursuant to Section 1.3 and under the HSR Act (the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any

Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Available Funds. As of the Effective Time, Parent and Merger Sub will have available to them, directly or through one or more Affiliates, all funds necessary to consummate the Merger and for the payment to the Paying Agent of the aggregate Per Share Merger Consideration and to satisfy all of their obligations under this Agreement. Parent has delivered to the Company true, complete and correct copies, including all exhibits, schedules or amendments thereto, of the fully executed commitment letter, dated as of the date hereof, among Parent Holdco, Parent, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively, the “Lender Parties”) (the “Debt Commitment Letter”), pursuant to which the Lender Parties have committed, upon the terms and subject to the conditions set forth therein, to lend the amounts set forth in the Debt Commitment Letter (the “Debt Financing”). The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. Neither Parent Holdco, Parent nor Merger Sub has entered into any agreement, side letter or other arrangement relating to the financing of the payments to be made by them at the Effective Time or transactions contemplated by this Agreement, other than as set forth in the Debt Commitment Letter and the fee letter and engagement letters related thereto. The Debt Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent Holdco and Parent and, to the knowledge of the Parent, Parent Holdco and Merger Sub, the Lender Parties, to

provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in the Debt Commitment Letter and, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. Parent Holdco and Parent have fully paid (or caused to be paid) any and all commitment fees and other amounts, if any, that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Section 5.1 such that the condition set forth in Section 7.2(a) is satisfied, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent Holdco or Parent, or, to the knowledge of Parent Holdco, Parent or Merger Sub, the Lender Parties thereto under the Debt Commitment Letter. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Section 5.1 such that the condition set forth in Section 7.2(a) is satisfied, and the performance by the Company of its obligations under this Agreement, neither Parent Holdco, Parent nor Merger Sub has any reason to believe that they or the Lender Parties will be unable to satisfy on a timely basis any term of the Debt Commitment Letter and the fee letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than the conditions precedent set forth in the Debt Commitment Letter and the Fee Letter (as defined in the Debt Commitment Letter). Parent Holdco, Parent and Merger Sub understand and acknowledge that under the terms of this Agreement, Parent’s and Merger Sub’s obligations to consummate the Merger are not in any way contingent upon or otherwise subject to Parent Holdco’s, Parent’s or Merger Sub’s consummation of any financing arrangements, Parent Holdco’s, Parent’s or Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent Holdco, Parent or Merger Sub.

(e) Proxy Statement. The information supplied by or on behalf of Parent, Merger Sub or any of their respective Affiliates or agents in writing, expressly for inclusion in the Proxy Statement will not, on the date of filing with the SEC or at the time the Proxy Statement is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.

(f) Ownership of Merger Sub; No Prior Activities. Parent owns one hundred percent (100%) of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(g) Litigation. As of the date hereof, (i) there is no pending (or, to the knowledge of Parent , threatened in writing) Action before any Governmental Entity to which Parent or any of its Subsidiaries is a party or any Action by any Governmental Entity against or involving Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries is subject to any outstanding Order, in each case that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(h) Interested Stockholder. None of Parent, Merger Sub nor any of their respective Affiliates is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. As of the date of this Agreement, neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any shares of Common Stock or any other equity interests in the Company or any options, warrants or other rights to acquire Common Stock or any other equity interests in the Company (or any other economic interest through derivative securities or otherwise in the Company).

(i) Broker. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Merger Sub.

(j) No Other Representations or Warranties. Except for the representations and warranties in this Section 5.2, neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time and except (A) as otherwise expressly required by this Agreement, (B) as required by applicable Laws, (C) as Parent may consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to protect and preserve in all material respects its assets and to preserve intact its business organizations and maintain existing relations and goodwill with Governmental Entities, customers, licensees, development collaboration or similar commercialization partners, manufacturers, suppliers, distributors, creditors, lessors, employees and other business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as required by applicable Laws, (C) as Parent may consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of, individually or in the aggregate, $2,500,000, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary or the issuance of Shares pursuant to Company Options, Company Restricted Shares or the Convertible Senior Notes outstanding as of the date of this Agreement) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries;

(vi) other than pursuant to the terms of Contracts in effect as of the date of this Agreement and provided to Parent prior to the date of this Agreement, make any loans, advances, guarantees or capital contributions to or investments in any Person (other than investments in cash and cash equivalents and other investments that would constitute short-term investments on the balance sheet of the Company and other than in the Company or any direct or indirect wholly owned Subsidiary of the Company);

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary or regular quarterly dividends not to exceed $0.10 per Share, declared and paid consistent with prior timing, and (B) any cash dividends paid to the Company or one of its wholly-owned Subsidiaries by a wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, except from (A) holders of Company Options in full or partial payment of the exercise thereof and/or any applicable Taxes payable by such holder upon exercise of the Company Options or Company SARs or the lapse of restriction on Company Restricted Shares to the extent required or permitted under the terms of the applicable Stock Plans and award agreements or (B) former employees, directors or consultants following termination of their relationship with the Company in accordance with applicable agreements providing for the repurchase of shares upon such termination;

(ix) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for inter-company borrowings solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries in the ordinary course consistent with past practice;

(x) except as set forth in the capital budgets set forth in Section 6.1(a)(x) of the Company Disclosure Schedule and consistent therewith, make or authorize any capital expenditure;

(xi) (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (B) amend, modify or terminate any Material Contract, or cancel, modify or waive any debts, rights or claims thereunder; for purposes of this Section 6.1, the monetary reference in clause (A) of the definition of Material Contract shall be changed to $5,000,000; the monetary reference in clause (B) of the definition of Material Contract shall be changed to $2,500,000; the monetary reference in clause (C) of the definition of Material Contract shall be changed to $2,500,000; the monetary reference in clause (D) of the definition of Material Contract shall be changed to $2,500,000;

and the monetary reference in the definition of Personal Property Leases shall be changed to $2,500,000;

(xii) make any material changes with respect to accounting policies or procedures, except as required by changes in Law or applicable GAAP or statutory or regulatory accounting rules or interpretations with respect thereto;

(xiii) (A) settle any litigation or other proceedings before a Governmental Entity except where the settlement is limited solely to (I) the release of claims and (II) the monetary payment by the Company or any Subsidiary does not exceed $2,000,000 (or $15,000,000 in the aggregate for all such settlements) or (B) commence, join, make an appeal with respect to a lawsuit, action, claim or similar proceeding other than (I) for the routine collection of bills, (II) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided, that the Company consults with Parent prior to the filing or taking of any action with respect to such lawsuit, action, claim or similar proceeding, or (III) pursuant to this Agreement;

(xiv) file or amend any material Tax Return except in the ordinary course of business, settle or compromise any material Tax liability, make, change or revoke any material Tax election except to the extent consistent with past practice or as required by law, change any material method of Tax accounting, except as required by law, or take any action which would materially adversely affect the Tax position of the Company or of any of its Subsidiaries;

(xv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except sales of Company Products in the ordinary course of business and sales of obsolete assets, other than pursuant to Contracts in effect prior to the date of this Agreement;

(xvi) other than in the ordinary course of business, (A) transfer, sell, license, mortgage, pledge, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any Intellectual Property Rights, (B) grant, extend, amend or abandon (except as required in the diligent prosecution of Owned Intellectual Property), waive or modify any material rights in or to Owned Intellectual Property, (C) fail to diligently prosecute the Company’s and its Subsidiaries’ patent applications, or (D) fail to exercise a right of removal or extension under any material Owned Intellectual Property;

(xvii) except to make changes that are required by applicable Law or to satisfy contractual obligations existing as of the date hereof pursuant to Contracts or Benefit Plans which are listed on Section 6.1(a)(xvii) of the Company Disclosure Schedule, (A) terminate, enter into, amend or renew (or communicate any intention to take such action) any Benefit Plan, other than routine amendments to qualified retirement plans or health and welfare plans (other than severance plans) that do not increase benefits or result in materially increased administrative costs, (B) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (C) pay any bonus or incentive compensation under any Benefit Plan in excess of the amount earned based on actual performance, (D) accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other long-term incentive compensation under any Benefit Plan, (E) grant any new award, amend the terms of outstanding awards or change the compensation opportunity under any Benefit Plan, (F) pay any severance in excess of what is legally required under the terms of any Benefit Plan or applicable Law, (G) take any action to fund or secure the payment of any amounts under any Benefit Plan, (H) change any assumptions used to calculate funding or contribution obligations under any Benefit Plan, other than as required by GAAP, (I) hire any executive officer or any employee or consultant with maximum annual cash compensation opportunities in excess of $200,000, provided, that such new hire’s compensation and benefits are made in the ordinary course consistent with past practice and are consistent with the other requirements set forth in this Agreement, (J) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization or (K) terminate without cause the employment of any officer of the Company;

(xviii) subject to Section 6.2, take any action or omit to take any action that is reasonably likely to prevent, interfere with or delay the consummation of the Merger or result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Prior to making any formal written communications or group oral presentations to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication (which comments shall not be unreasonably withheld or delayed), and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c) Subject to Section 6.5, Parent shall not take or permit any of its Subsidiaries to take any action that is reasonably likely to prevent, interfere with or delay the consummation of the Merger or result in any of the conditions to the Merger set forth in Article VII not being satisfied.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its commercially reasonable efforts to instruct and cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly facilitate or encourage any inquiries or the making of any Acquisition Proposal (as defined below); or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to, or cooperate in any way with, any Person relating to, any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to any Acquisition Proposal; or

(iii) waive, terminate, modify or fail to enforce any “standstill” or confidentiality or similar obligation of any Person (other than any party hereto) with respect to the Company or any of its Subsidiaries.

Notwithstanding anything in the foregoing to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for a merger or consolidation or acquisition of assets representing at least 50% of the consolidated revenues, net income or assets of the Company or more than 50% of the total voting power of the equity securities of the Company; provided, that (x) prior to providing such information, the Company enters into a confidentiality agreement with such Person on terms not less restrictive to such Person than those contained in the Confidentiality Agreement (as defined in Section 6.5(c)) and (y) such confidentiality agreement shall not prohibit the Company from providing any information to Parent and such confidentiality agreement need not contain a standstill provision, and the Company promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (I) such Acquisition Proposal was not solicited, initiated, encouraged or facilitated in breach of this Section 6.2, (II) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (III) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, and (IV) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.2(a) by any Representative of the Company or any of its Subsidiaries, whether or not such person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 6.2(a) by the Company. Notwithstanding the foregoing, the Company and its Representatives may in any event have discussions with any Person solely to clarify and understand the terms and conditions of any inquiry or proposal made by such Person.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any person resulting in, or proposal or offer, which if consummated would result in, any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or assets (including, without limitation, equity securities of its Subsidiaries) representing 20% or more of the consolidated revenues, net income or assets of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal that would result in any person becoming the beneficial owner, directly or indirectly, of assets representing more than 50% of the consolidated revenues, net income or assets of the Company or more than 50% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(c) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

(c) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and each committee of the board of directors shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent,

the Company Recommendation with respect to the Merger (it being understood that the board of directors may take no position with respect to an Acquisition Proposal until the earlier of the close of business as of (A) the day prior to the Stockholders Meeting and (B) the tenth business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

(ii) except as expressly permitted by, and after compliance with, Section 8.3(a) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or facilitated in breach of Section 6.2 of this Agreement, if the board of directors of the Company determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least three (3) business days following Parent’s receipt of notice from the Company advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including all necessary information under Section 6.2(f). In addition, the Company may not exercise its termination rights pursuant to Section 8.3(a) unless, in addition to the conditions set forth in Section 8.3(a), (i) the Company notifies Parent in writing that it intends to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, which notice shall include all of the necessary information under Section 6.2(f) and (ii) Parent does not make, within three (3) business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the board of directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. In determining whether to make a Change of Recommendation in response to a Superior Proposal or otherwise, the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. During the three (3) business day period referenced in this clause (c), the Company agrees, if requested by Parent, to negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2(c), including with respect to the notice period referred to in this Section 6.2(c).

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal or otherwise; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.4; provided, however, that it is understood and agreed that a factually accurate public statement by the Company concerning financial results, operations or business conditions or developments, or that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the board of directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not constitute a Change of Recommendation.

(e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, financing commitments, and written summaries of any material terms not made in writing) and thereafter shall keep Parent reasonably informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.3. Proxy Filing; Information Supplied. The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, and in any event within 15 days after the date of this Agreement, a proxy statement in preliminary form relating to the Stockholders Meeting (as defined in

Section 6.4) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to itself and its Subsidiaries, that (a) the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (b) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.4. Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as reasonably practicable after the execution of this Agreement, to consider and vote upon the adoption of this Agreement, and shall not postpone or adjourn such meeting except to the extent required by Law or if at the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting or to provide the Requisite Company Vote or as may be reasonably necessary to solicit the adoption of this Agreement by the holders of Shares. Subject to Section 6.2(a) hereof, the board of directors of the Company shall recommend such adoption and shall take all lawful action to solicit such adoption of this Agreement. In the event that subsequent to the date hereof, the board of directors of the Company determines that this Agreement is no longer advisable and makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for adoption at the Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting.

6.5. Filings; Other Actions; Notification. (a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC, and the Company shall cause the definitive Proxy Statement to be mailed as promptly as reasonably practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement, including this clause (b), shall require, or be construed to require, Parent to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Company (any of the foregoing, “Detriments”); provided, however, that Parent’s “reasonable best efforts” obligation shall require Parent to (i) sell, license or otherwise dispose of (or agree to sell, license or otherwise dispose of), businesses or assets of either Parent, the Company or their Subsidiaries that in the aggregate produced net revenues in an amount not in excess of $325,000,000 for Parent, the Company and their respective Subsidiaries during the 2011 fiscal year calculated in accordance with GAAP, on a basis consistent with the accounting principles used in preparing their respective 2011 audited financial statements as filed with the SEC (provided that (x) in the case of businesses or assets that were acquired during the 2011 fiscal year, the net revenues with respect to the business or assets that were so acquired shall include the net revenues produced by the transferee in the 2011 fiscal year prior to such acquisition, (y) with respect to a product that was introduced in the 2011 fiscal year or the 2012 fiscal year, aggregate produced net revenues for purposes of this calculation shall mean such amounts projected in the most recent regularly prepared budget for the first fiscal year following the year in which the product launches and (z) in the case of businesses or assets that were acquired during the 2012 fiscal year, the net revenues with respect to the businesses or assets that were so acquired shall include net revenues for the 2011 calendar year as reflected on the most recent regularly prepared audited financial statements of the transferee, calculated in accordance with GAAP) (the “Detriments Limit”) and (ii) sell or otherwise dispose of businesses or assets that Parent or any Subsidiary of Parent agrees to acquire after the date of this Agreement, without regard to the Detriments Limit, and such sale or disposal shall not be included in the calculation of the Detriments Limit, in each case if such action should be reasonably necessary to (x) obtain any consent or approval required for the consummation of the Merger under Section 7.1(b) or (y) eliminate, terminate or remove the issuance of any Order described in Section 7.1(c), to the extent related to antitrust or competition matters, in each case prior to March 4, 2013 (if the Termination

Date is not extended as provided in Section 8.2) or June 3, 2013 (if the Termination Date is so extended). Notwithstanding the foregoing, however, Parent shall not be required to agree to any such dispositions (and shall be entitled in good faith to contest any threatened or pending litigation or proceeding brought by any Governmental Entity) unless failure to do so would result in the closing conditions not being met hereunder prior to the earlier of (1) the termination of this Agreement and (2) March 4, 2013 (if the Termination Date is not extended as provided in Section 8.2) or June 3, 2013 (if the Termination Date is so extended). If requested by Parent, the Company will agree to any action contemplated by this Section 6.5(b), provided that such agreement or action is conditioned on the consummation of the Merger. In furtherance and not in limitation of the foregoing, each party hereto agrees to make any appropriate filings, if necessary or advisable, pursuant to the HSR Act or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws with respect to the Merger as promptly as practicable and in any event within ten (10) business days of the date hereof (unless otherwise mutually agreed between the parties). The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. Subject to applicable Laws relating to the exchange of information and subject to the limitations and conditions set forth herein, (x) Parent and the Company shall jointly direct all matters with any Governmental Entity consistent with their obligations hereunder (with Parent’s legal counsel taking the lead in such matters); provided, that to the extent Parent and the Company are unable to come to agreement on such matters, the respective Chief Executive Officers of the Company and Parent Holdco shall work in good faith to resolve such matters (it being understood that in the event the two Chief Executive Officers are unable to come to agreement, Parent shall have the right to make the determination (acting in good faith) with respect to such disputed matter) and (y) Parent and the Company shall each have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Information. Subject to the Laws relating to the exchange of information, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, however, that the Company shall not be obligated to provide such information if the Company determines, in its reasonable judgment, that doing so would (i) violate applicable Law, (ii) violate a Contract or obligation of confidentiality owing to a third party if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure, or (iii) jeopardize the protection of an attorney-client privilege. Until the Effective Time, the information provided will be subject to the terms of the Confidentiality Agreement, dated as of July 14, 2011, as amended on February 27, 2012 and August 27, 2012, by and between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”).

(d) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent of any change, fact or condition that is reasonably expected to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger; provided, however, that the Company’s failure to comply with the foregoing shall not give rise to a termination right by Parent pursuant to Section 8.4(d). The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger. Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any in-person meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance. The Company shall not initiate any offer to any Government Entity with respect to any proposed Detriment.

6.6. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records (provided that Parent and its Representatives shall not conduct any activities in such a manner as to interfere unreasonably with the business or operations of the Company) and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release to be reasonably agreed upon by Parent and the Company and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity and except for any public announcement contemplated by Section 6.2(d). Each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company. For the avoidance of doubt, the Company will no longer be required to obtain any prior consent of, or consult with, Parent in connection with any such press release or public announcement if the Company’s board of directors has effected any Change of Recommendation or shall have resolved to do so.

6.9. Employee Benefits. (a) Parent agrees that, during a period of twelve (12) months immediately following the Closing Date, the employees of the Company and its Subsidiaries who remain employed following the Effective Time (the “Continuing Employees”) will be provided with the retention bonuses, benefits and severance benefits set forth on Schedule 6.9(a).

(b) With respect to any employee benefit plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time (any such plans, the “New Plans”), the Surviving Corporation shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the New Plans to the extent they were inapplicable to, or were satisfied under, the Benefit Plans, (ii) recognize service of the Continuing Employees prior to the Effective Time which was credited under the Benefit Plans for purposes of eligibility and vesting (but not benefit accrual) under the New Plans to the same extent such service was credited under the Benefit Plans (except to the extent it would result in a duplication of benefits), as if such service were with the Surviving Corporation, and (iii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents under the Benefit Plans during the portion of the plan year ending on the date such Continuing Employee’s participation in the corresponding New Plan benefits to be taken into account under such plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in connection with such New Plan.

(c) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the Benefit Plans to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Medicis Pharmaceutical Corporation 401(k) Plan to be terminated effective three (3) days prior to the Effective Time.

(d) All formal written communications to the directors, officers or employees of the Company and any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement shall be subject to Parent’s prior consent (not to be unreasonably withheld or delayed). The Company shall provide Parent with a reasonable period of time to review and comment on each such communication (not to be unreasonably withheld or delayed). Any formal group oral presentations with respect to the above shall be materially consistent with such formal written communications.

(e) Notwithstanding the foregoing, nothing contained herein shall (i) be construed as an amendment to any Benefit Plan, (ii) otherwise obligate Parent, the Company or any of their Affiliates to maintain any particular Benefit Plan, (iii) otherwise obligate Parent, the Company or any of their Affiliates to retain the employment of any particular Continuing Employee following the Effective Time or (iv) give any third party the right to enforce any of the provisions of this Section 6.9.

6.10. Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with the negotiation and effectuation of the terms of this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. Notwithstanding anything to the contrary contained herein, except as provided in Section 4.2(b), Parent shall be responsible for and shall pay the amount of any (a) documentary, sales, use, real property transfer, real property gains, registration, value-

added, transfer, stamp, recording and other similar Taxes (“Transfer Taxes”) imposed on Parent, the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby and (b) any Transfer Taxes imposed on the stockholders of the Company in connection with this Agreement and the transactions contemplated hereby in respect of assets that are owned directly or indirectly by the Company or any of its Subsidiaries.

6.11. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.11 and including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its certificate of incorporation or by-laws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under Delaware Law and the Company’s certificate of incorporation and by-laws shall be made by independent counsel selected by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving

Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.11(c) of the Company Disclosure Schedule. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an aggregate premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs or representatives.

(f) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

(g) The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.11 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Party to whom this Section 6.11 applies shall be a third party beneficiary of this Section 6.11).

6.12. Indentures. Prior to the Effective Time, the Company and Parent shall take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in each of the indentures under which the Convertible Senior Notes were issued (the “Indentures”) to each Indenture to provide, among other things, that on and after the Effective Time, each holder of Convertible Senior Notes shall have the right to convert such Convertible Senior Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the respective Indentures governing the conversions of the Convertible Senior Notes issued thereunder (including any applicable increase in the “Conversion Rate” or decrease in the “Conversion Price” thereunder in connection with the Merger). Prior to the Effective Time, the Company shall take good faith commercially reasonable efforts (a) to take all such actions as may be required in accordance with, and subject to, the terms of the applicable Convertible Senior Notes Indenture, including the giving of any notices that may be required in connection with any repurchases or conversions of the 1.375% Convertible Senior Notes occurring as a result of the transactions contemplated by this Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the 1.375% Convertible Senior Notes Indenture, and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the consummation of the Merger and (b) to facilitate the settlement of the Convertible Note Hedge Obligations and Warrants as reasonably requested by Parent (it being understood that any such settlement will be subject to the respective terms of the Convertible Note Hedge Obligations and Warrants, as such terms may be amended or modified from time to time with the prior written consent of Parent). “Convertible Note Hedge Obligations” means the convertible note hedge obligations evidenced by (a) the Base Note Hedge Transaction

Confirmations, dated as of May 10, 2012, between the Company and Deutsche Bank AG, London Branch and JPMorgan Chase Bank, National Association, London Branch, respectively, and (b) the Additional Note Hedge Transaction Confirmations, dated as of May 11, 2012, between the Company and Deutsche Bank AG, London Branch and JPMorgan Chase Bank, National Association, London Branch, respectively. “Warrants” means the warrants evidenced by (a) the Base Warrant Transaction Confirmations, dated as of May 10, 2012, between the Company and Deutsche Bank AG, London Branch and JPMorgan Chase Bank, National Association, London Branch, respectively, and (b) the Additional Warrant Transaction Confirmations, dated as of May 11, 2012, between the Company and Deutsche Bank AG, London Branch and JPMorgan Chase Bank, National Association, London Branch, respectively. The Company will consult with Parent with respect to, and keep Parent informed as to the status of, its efforts to settle the Convertible Note Hedge Obligations and Warrants and the negotiation of any termination payment or valuation related thereto, as applicable; provided that the Company shall not (i) exercise any right that it may have to terminate any of the Convertible Note Hedge Obligations or any of the Warrants or (ii) agree to amend or modify the terms relating to, or agree to any amount due upon, the termination or settlement thereof, in each case, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, it being understood that, prior to the Effective Time, (A) the Company shall take good faith commercially reasonable efforts to enter into a binding agreement substantially in the form set forth on Exhibit A hereto with Deutsche Bank AG, London Branch and/or its affiliate acting as agent, and (B) at Parent’s request, use good faith commercially reasonable efforts to enter into a similar binding agreement with JPMorgan Chase Bank, National Association, London Branch, and/or its affiliate acting as agent. Parent hereby acknowledges that in the event that the Convertible Note Hedge Obligations and Warrants or portions thereof are settled, terminated or otherwise unwound pursuant to their respective terms (as such terms may be amended or modified from time to time with the prior written consent of Parent), Deutsche Bank AG, London Branch, and JPMorgan Chase Bank, National Association, London Branch, and/or their respective affiliates acting as agent, as applicable, may be entitled in certain circumstances to exercise discretion with respect to the timing, adjustments and certain other terms of the Convertible Note Hedge Obligations and Warrants with respect to any such settlement, termination or other unwind (including adjustments in connection with the announcement of the entry into this Agreement and/or the closing of the Merger). The Company shall not make any settlement election under the Convertible Notes Indenture relating to the 1.375% Convertible Senior Notes without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.

6.13. Other Actions by the Company.

(a) Rights. Prior to the Effective Time, the board of directors of the Company shall take all reasonably necessary action to render the Rights Agreement inapplicable to the Merger and the other transactions contemplated hereby.

(b) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the

Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(c) Section 16 Matters. The board of directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt from Section 16 of the Exchange Act the disposition of Shares and “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act) with respect to Shares by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

6.14. Inspection; Cooperation.

(a) Subject to confidentiality obligations and similar restrictions that are applicable to information furnished to the Company or any of its Subsidiaries by third parties that are in the Company’s or any of its Subsidiaries’ possession from time to time, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its accountants, counsel, financing sources and other representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with normal operation of the Company and its Subsidiaries, to all of their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of the Company and its Subsidiaries, shall furnish Parent and its representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request, and shall instruct its employees, counsel, financial advisors, auditors and other representatives to cooperate in all reasonable respects with Parent and its Affiliates and representatives in its and their due diligence investigation of the Company and its Subsidiaries, provided, however, that the Company shall not be obligated to provide such information if the Company determines, in its reasonable judgment, that doing so would (i) violate applicable Law, (ii) violate a Contract or obligation of confidentiality owing to a third party if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure or (iii) jeopardize the protection of an attorney-client privilege. No investigation by Parent and its Affiliates, accountants, counsel, financing sources and other representatives pursuant to this Section 6.14 shall be deemed to modify or otherwise affect the representations and warranties of the Company contained in this Agreement.

(b) From the date hereof until the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 8.1, the Company shall provide, and shall cause its Subsidiaries to provide and shall use its reasonable best efforts to cause its and their respective Representatives, to provide Parent and Merger Sub such cooperation reasonably requested by Parent in connection with any Debt Financing or any bond financing undertaken in replacement of all or a portion of such Debt Financing (the “Bond Financing”), including (A) participating in a reasonable number of meetings, presentations, road shows, rating agency sessions and drafting sessions, and participating in reasonable and customary due diligence, (B) furnishing Parent and the financial institutions providing or arranging such Debt Financing and the Bond Financing (the “Financing Sources”) with such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested to consummate such Debt Financing and the Bond Financing, including, as applicable, all financial statements and financial data of the type required by Regulation S–X and Regulation S–K under the Securities Act (including any required audits thereof, which shall be unqualified) or of the type and form customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act (collectively, the “Required Information”), (C) assisting Parent and the Financing Sources in the preparation of (I) offering documents for any portion of the Debt Financing and the Bond Financing and (II) materials for rating agency presentations, bank confidential information memoranda, business projections and similar documents in connection with the Debt Financing and the Bond Financing, (D) reasonably cooperating with the marketing efforts for any portion of the Debt Financing and the Bond Financing, (E) using its reasonable best efforts to cause its independent accountants to provide assistance and cooperation in the Debt Financing and the Bond Financing, including (I) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (II) providing any necessary consents to use their audit reports relating to the Company and (III) providing any customary “comfort letters”, (F) using its reasonable best efforts to cause its attorneys to provide such legal opinions (including negative assurance letters) as Parent may reasonably request with respect to the Debt Financing and the Bond Financing, (G) executing and delivering definitive financing documents, including credit agreements, intercreditor agreements, pledge and security documents, and certificates, legal opinions, or other documents, to the extent reasonably requested by Parent and otherwise facilitating the pledging of collateral to secure the Debt Financing or Bond Financing; provided that the effectiveness of any definitive documentation executed by the Company or any of its Subsidiaries shall be subject to the consummation of the Merger and (H) furnishing Parent and any Financing Sources promptly, and in any event at least five (5) days prior to the Closing Date, with all documentation and other information required by any Governmental Entity with respect to the Debt Financing or Bond Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

6.15. Financing. (a) Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and use their reasonable best efforts to do, or cause to be done, all things necessary or advisable to arrange the Debt Financing and to consummate the Debt Financing at the Effective Time, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter; (ii) satisfy on a timely basis all of the conditions precedent set forth in the Debt Commitment Letter; (iii) negotiate, execute and deliver definitive documentation for the Debt Financing that reflects the terms contained in the Debt Commitment Letter (subject to any market flex provisions); and (iv) in the event that the conditions set forth in Sections 7.1 and 7.2 and the conditions precedent set forth in the Debt Commitment Letter have been satisfied or, upon funding would be satisfied, cause the financing providers to fund the full amount of the Debt Financing, except to the extent replaced with the Bond Financing. Parent shall give the Company prompt notice of any material breach or threatened material breach by any party to the Debt Commitment Letter of which Parent becomes aware. Without limiting Parent’s and Merger Sub’s other obligations under this Section 6.15, if a breach of the Debt Commitment Letter occurs, Parent shall (A) promptly notify the Company of such breach and (B) in consultation with the Company, use reasonable best efforts to obtain alternative financing, in an amount sufficient to make the payments to be made by Parent and Merger Sub at the Effective Time upon terms and conditions not materially less favorable to Parent or Merger Sub, as promptly as practicable following the occurrence of such event. Without the Company’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), Parent shall not agree to or permit any amendment, replacement, reduction, supplement, or other modification of, or waive any of its material rights under, the Debt Commitment Letter, if such amendment, replacement, supplement or other modification or waiver would reasonably be expected to prevent, materially delay, or materially impede the consummation of the Debt Financing (or would add any material additional conditions to the availability of the Debt Financing or any replacement financing); provided that, for the avoidance of doubt, Parent may (without the prior consent of the Company) replace and amend the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents, or similar entities that had not executed the Debt Commitment Letter as of the date of this Agreement or to reflect changes to the Debt Commitment Letter made pursuant to the terms set forth in the Fee Letter (as defined in the Debt Commitment Letter). Neither Parent nor Merger Sub shall consent to any assignment or rights or obligations under the Debt Commitment Letter (I) without the prior written approval of the Company, such approval not to be unreasonably withheld or (II) except for assignments under the terms of the Debt Commitment Letter. Parent and Merger Sub shall consult with and keep the Company reasonably informed of the status of their efforts to arrange the Debt Financing and the Bond Financing.

(b) Without limiting Parent’s other obligations under this Section 6.15, if the Marketing Period shall not have been completed by April 3, 2013, then unless the Bond Financing or Debt Financing shall have been previously consummated, Parent shall use its commercially reasonable efforts, including through the payment of commercially reasonable fees, to obtain an amendment to the Debt Commitment Letter on or prior to April 3, 2013 to provide that the “outside date” of “March 4, 2013, subject to one extension to June 3, 2013 to the extent that the Termination Date (as defined in the Acquisition Agreement on the date of this Commitment Letter) is extended to June 3, 2013 in accordance with the terms of the Acquisition Agreement” as set forth in the Debt Commitment Letter may be further extended, in the event that the Marketing Period shall have begun but not been completed by the Termination Date, by a number of days equal to the lesser of (i) twenty (20) days plus four (4) business days following the Termination Date and (ii) the number of days then remaining in the Market Period plus four (4) business days (such extended date, the “Extension Date”).

6.16. Location of Operations; Name of Surviving Corporation. Parent agrees that following the Closing Date, the Surviving Corporation’s core commercial dermatology operations shall be located in Scottsdale, Arizona. Parent further agrees that following the Closing Date, the name of the Surviving Corporation’s dermatology business unit shall be “Medicis Dermatology, a division of Valeant Pharmaceuticals” and the name of the Surviving Corporation’s aesthetics business unit shall be “Medicis Aesthetics, a division of Valeant Pharmaceuticals”.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and by-laws of the Company.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) Injunctions; Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 5.1(b)(i) (Capital Structure), 5.1(c) (Corporate Authority; Approval and Fairness), 5.1(m) (Takeover Statutes) and 5.1(t) (Rights Agreement) hereof, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that such Chief Executive Officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) Governmental Consents. Other than the filing pursuant to Section 1.3, all Company Approvals and all Parent Approvals shall have been obtained or made.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Company Material Adverse Effect.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by March 4, 2013, whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) (the “Termination Date”); provided, however, that the Termination Date may be extended by either Parent or the Company upon written notice to the other party if, as of the Termination Date, (i) all conditions to Closing have been satisfied or waived (other than those that are to be satisfied by action taken at the Closing) other than the conditions set forth in Section 7.1(b) or Section 7.1(c) and which have not been satisfied by the Termination Date or (ii) all conditions to Closing have been satisfied or waived (other than those that are to be satisfied by action taken at the Closing) but the Marketing Period shall not have been completed by the Termination Date, in each case to a date not beyond the later of (x) June 3, 2013 or (y) the Extension Date, if the Debt Commitment Letter is amended pursuant to Section 6.15(b), (b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement of the Stockholders Meeting taken in accordance with this Agreement or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3. Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company is not in breach of any of the terms of Section 6.2, (ii) the Company has complied with the terms of the second paragraph of Section 6.2(c) and, following the three (3) business day period contemplated thereby and after consideration of any change to this Agreement proposed in negotiations with Parent and during such period, the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition

Agreement with respect to a Superior Proposal and (iii) the Company, simultaneous with such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5. The Company agrees that it will not enter into the binding agreement referred to in clause (ii) above until at least the fourth (4th) business day after it has provided the notice to Parent required by Section 6.2(c) and 6.2(f), if any, and in the event of any material change to the terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice as required by Section 6.2(c) and the notice period shall have recommenced; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not cured within the earlier of (A) 30 days after written notice thereof is given by the Company to Parent and (B) the Termination Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if (a) the board of directors of the Company shall have made a Change of Recommendation, (b) at any time following receipt of an Acquisition Proposal, the Company board of directors shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as reasonably practicable (but in any event within three (3) business days after receipt of any written request to do so from Parent), (c) a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (i) the date prior to the date of the Stockholders Meeting and (ii) eleven (11) business days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company board of directors fails to recommend against acceptance of such offer or (d) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the Termination Date.

8.5. Effect of Termination and Abandonment. (a) Except as provided in paragraph (b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement, and the Confidentiality Agreement shall survive in accordance with its terms.

(b) In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least ten (10) days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination, and with respect to termination pursuant to Section 8.2(b) the date of the Stockholders Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) (Drop Dead) or 8.2(b) (No Stockholder Approval), (ii) this Agreement is terminated by Parent pursuant to Section 8.4(a), (b) or (c) or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (Fiduciary Out), then the Company shall promptly, but in no event later than two (2) days after the date of such termination, pay Parent a termination fee of $85,000,000 (the “Termination Fee”) and reimburse reasonable documented out-of-pocket expenses actually incurred by Parent or Merger Sub up to a maximum of $7,500,000 in the aggregate (provided, however, that the Termination Fee to be paid pursuant to clause (iii) shall be paid as set forth in Section 8.3), in each case payable by wire transfer of same day funds; provided, however, that no Termination Fee and reimbursement of expenses shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination, (I) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal or (II) there shall have been consummated an Acquisition Proposal (substituting in both instances “50%” for “20%” in the definition of “Acquisition Proposal”). The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 8.5(b) or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee and any reimbursement of expenses pursuant to this Section 8.5(b) becomes payable and is paid by the Company and accepted by Parent pursuant to this Section 8.5(b), the Termination Fee and such reimbursement of expenses shall be Parent’s and Merger Sub’s sole and exclusive remedy.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT (INCLUDING ANY CLAIMS MADE IN CONTRACT, TORT OR OTHERWISE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY) SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or Representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the Bond Financing or the performance thereof, in any forum other than any federal or state court located in the Borough of Manhattan in the City of New York.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent, Parent Holdco or Merger Sub:

Valeant Pharmaceuticals International, Inc.

700 Route 202/206 North

Bridgewater, NJ 08807

Attention: Chief Executive Officer, with a copy to the General Counsel fax: (949) 315-3590

with a copy to (which shall not constitute notice)

Sullivan & Cromwell LLP

1888 Century Park East

21st Floor

Los Angeles, CA 90067

Attention: Alison S. Ressler

Sarah P. Payne

fax: (310) 712-8800

If to the Company:

Medicis Pharmaceutical Corporation

7720 North Dobson Road

Scottsdale, AZ 85256

Attention: Chief Executive Officer, with a copy to the General Counsel fax: (480) 291-8655

with a copy to (which shall not constitute notice)

Weil, Gotshal and Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

Matthew J. Gilroy

fax: (212) 310-8007

and

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, CA 92626

Attention: Charles Ruck

Wesley Holmes

fax: (714) 755-8290

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8. No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and this Section 9.8 only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein herein, and except that the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or Representatives shall be third party beneficiaries of Section 9.5 and this Section 9.8 and shall have the right to consent to any modification of Section 9.5 and this Section 9.8 to the extent such modification directly affects their interests. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Notwithstanding the foregoing, prior to the Effective Time, nothing shall preclude the Company from pursuing equitable remedies pursuant to Section 9.5(c) or damages (including reimbursement of expenses or out-of-pocket costs and the benefit of the bargain lost by the stockholders of the Company, taking into consideration relevant matters); provided, however, that (a) to the extent the Company is enforcing or seeking to enforce any rights on behalf of the stockholders of the Company, such rights may only be enforced and sought by the Company in its sole and absolute discretion and (b) nothing in this Agreement shall preclude Parent from contesting any such claims for equitable remedies or damages. Following the Effective Time, the provisions of Article IV hereof shall be enforceable by any one or more of the stockholders of the Company to the extent necessary to receive the Per Share Merger Consideration to which each such stockholder of the Company is entitled pursuant to Article IV.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective disclosure schedule in a section of such disclosure schedule that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, subject to prior written consent of the Company, another wholly owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

9.14. Parent Guarantee.

(a) Parent Holdco irrevocably and unconditionally guarantees to the Company the due and punctual performance of the obligations of Parent and Merger Sub hereunder (the “Guaranteed Obligations”) subject to the conditions hereunder. If, for any reason whatsoever, Parent or Merger Sub shall fail or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Parent Holdco will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, the Guaranteed Obligations. Parent Holdco hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent or Merger Sub, any right to require the prior disposition of the assets of Parent or Merger Sub to meet their respective obligations, notice, protest and all demands whatsoever.

(b) Parent Holdco is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Parent Holdco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Parent Holdco and is a valid and binding agreement of Parent Holdco, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. Parent Holdco hereby makes the representations and warranties set forth in Section 5.2(d) with respect to itself. Parent Holdco owns one hundred percent (100%) of the issued and outstanding capital stock of Parent Holdco.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ J. Michael Pearson
Name:	J. Michael Pearson
Title:	Chairman and Chief Executive Officer

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Howard B. Schiller
Name:	Howard B. Schiller
Title:	Executive Vice President and Chief Financial Officer

MERLIN MERGER SUB, INC.

By:	/s/ Howard B. Schiller
Name:	Howard B. Schiller
Title:	Executive Vice President, Chief Financial Officer and Treasurer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MEDICIS PHARMACEUTICAL CORPORATION

By:	/s/ Mark Prygocki
Name:	Mark Prygocki
Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(b)
Action	5.1(g)(i)(A)
Affiliate	5.1(e)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(ii)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Bond Financing	6.14(b)
Book Entry Share	4.1(a)
business day	1.2
By-Laws	2.2
Class B Shares	5.1(b)(i)
CDSA	5.1(i)
Certificate	4.1(a)
Change of Recommendation	6.2(c)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Disclosure Schedule	5.1
Company Material Adverse Effect	5.1(a)(ii)
Company Option	4.3(a)
Company Permits	5.1(i)
Company Products	5.1(d)(iii)
Company Recommendation	5.1(c)(ii)
Company Regulatory Agency	5.1(l)(i)(A)
Company Regulatory Permits	5.1(l)(i)(A)
Company Reports	5.1(e)(i)
Company Restricted Share	4.3(c)
Company SAR	4.3(b)
Confidentiality Agreement	6.5(c)
Constituent Corporations	Preamble
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)

A-1

Convertible Note Hedge Obligations	6.12
Convertible Senior Notes	5.1(b)(i)
D&O Insurance	6.11(c)
Delaware Certificate of Merger	1.3
DGCL	1.1
Debt Commitment Letter	5.2(d)
Debt Financing	5.2(d)
Detriments	6.5(b)
Detriments Limit	6.5(b)
Dissenting Stockholders	4.1(a)
Effective Time	1.3
Environmental Law	5.1(n)
ERISA	5.1(h)(i)
Exchange Act	5.1(e)(i)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
FDA	5.1(i)
FDCA	5.1(d)(iii)
Financing Sources	6.14(b)
Food and Drugs Act	5.1(i)
Foreign Benefit Plan	5.1(h)(xiii)
GAAP	5.1(a)(C)
Governmental Entity	5.1(d)(i)
Guaranteed Obligations	9.14(a)
Hazardous Substance	5.1(n)
HSR Act	5.1(b)(ii)
Indemnified Parties	6.11
Indentures	6.12
Insurance Policies	5.1(r)
Intellectual Property Rights	5.1(q)(xi)
IRS	5.1(h)(ii)
IT Assets	5.1(q)(xi)
Knowledge	5.1(q)
Laws	5.1(i)
Lender Parties	5.2(d)
Lien	5.1(b)(i)
Marketing Period	1.2
Material Contracts	5.1(j)(i)
Merger	Recitals
Merger Sub	Preamble
New Plans	6.9(b)
NYSE	5.1(a)(I)
Order	7.1(c)

A-2

Owned Intellectual Property	5.1(q)(xi)
Owned Real Properties	5.1(k)(i)(III)
Parent	Preamble
Parent Approvals	5.2(c)(i)
Parent Disclosure Schedule	5.2
Parent Holdco	Preamble
Patents	5.1(q)(xi)
Paying Agent	4.2(a)
Permitted Liens	5.1(k)(i)(IV)
Person	4.2(d)
Per Share Merger Consideration	4.1(a)
Personal Property Leases	5.1(k)(i)(II)
PHSA	5.1(i)
Preferred Shares	5.1(b)(i)
Products	5.1(d)(iii)
Proprietary Information	5.1(d)(iii)
Proxy Statement	6.3
Real Property Leases	5.1(k)(i)(I)
Registered	5.1(q)(xi)
Registered Intellectual Property	5.1(q)(ii)
Representatives	6.2(a)
Required Information	6.14(b)
Requisite Company Vote	5.1(c)(i)
Rights Agreement	5.1(b)(i)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1(d)(i)
Securities Act	5.1(e)(i)
Share	4.1(a)
Shares	4.1(a)
Stock Plans	5.1(b)(i)
Stockholders Meeting	6.4
Subsidiary	5.1(a)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	5.1(m)
Tax, Taxes	5.1(o)
Tax Return	5.1(o)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Transfer Taxes	6.10
Warrants	6.12

A-3